LB-UBS Commercial Mortgage Trust 2001 - C7 HISTORIICAL LOAN MODIFICATION REPORT 1/11/2002 Prospectus ID City State "Mod / Extention Flag" Effect Date Balance When Sent to Speical Servicer Balance at the Effective Date of Rehabilitation Old Rate # Mths for Rate Change New Rate Old P&I New P&I Old Maturity New Maturity Total # Mths for Change of Mod (1) Realized Loss to Trust $ (2) Est. Future Interest Loss to Trust $ (Rate Reduction) COMMENT Nothing to Report Total For All Loans: Total For Loans in Current Month: # of Loans $ Balance Modifications: Maturity Date Extentions: Total: * The information in these columns is from a particular point in time and should not change on this report once assigned. (1) Actual principal loss taken by bonds (2) Expected future loss due to a rate reduction. This is just an estimate calculated at the time of the modification.